Biotechnology Fund

Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005. Proxies covering 2,215,366 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         2,192,119       23,247
Richard P. Chapman, Jr. 2,191,985       23,381
William H. Cunningham   2,192,119       23,247
Ronald R. Dion          2,196,118       19,248
Charles L. Ladner       2,195,426       19,940
Dr. John A. Moore       2,191,985       23,381
Patti McGill Peterson   2,196,118       19,248
Steven R. Pruchansky    2,195,560       19,806
James A. Shepherdson    2,195,560       19,806